EXHIBIT 99.1

FOR IMMEDIATE RELEASE

Contact:	Sridhar Ramasubbu
Wipro Limited
650-316-3537

Results for the year ended March 31, 2005 under US GAAP
WIPRO RECORDS 58%GROWTH IN NET INCOME

Bangalore, India and Mountain View, California – April 22, 2005– Wipro Limited (NYSE:WIT) today announced financial results under US GAAP for its fourth fiscal quarter and year ended March 31, 2005.

Highlights

Results for the year ended March 31, 2005

➢	Net Income was Rs. 15.83 billion ($363 million), representing an increase of 58% over last year.

➢	Revenue was Rs. 81.35 billion ($1.87 billion), representing an increase of 39% year on year.

➢	Global IT Services & Products Revenue was Rs.60.71 billion ($1.39 billion), representing an increase of 40% over last year.

➢	Global IT Services & Products Earnings Before Interest and Tax (EBIT) was Rs. 15.83 billion ($363 million), representing an increase of 70% over last year.

➢	Rs. 19 billion ($436 million) cash generated from continuing operations.

➢	The Board of Directors recommends a stock dividend on shares to shareholders (including to ADS holders) in the ratio of one additional share for every one share held subject to shareholder approval in the Annual General Meeting scheduled in July 2005.

➢	Board of Directors also recommends a cash dividend of Rs. 5 per share/ADS ($ 0.11) on existing paid up capital (equivalent of Rs. 2.50 per share/ADS ($0.06) on the expanded capital) subject to shareholder approval in the Annual General Meeting scheduled in July 2005.

Results for the quarter ended March 31, 2005

➢	Global IT Services & Products Revenue was Rs.16.47 billion ($378 million), representing an increase of 31% over the same period last year

➢	Global IT Services & Products Earnings Before Interest and Tax (EBIT) was Rs. 4.35 billion ($100 million), representing an increase of 47% over the same period last year

➢	Global IT Services & Products added 41 new clients in the quarter

Outlook for the Quarter ending June 30, 2005

Azim Premji, Chairman of Wipro commenting on the results said “Wipro recorded yet another year of very good performance. The results of Wipro Limited once again reflect the passion of Wiproites’ for facing challenges and triumphing over them. During the year, our Global IT business posted healthy growth in Revenues, expanded Operating Margin and virtually improved all operating parameters. Coupled with robust performance by other businesses as well, we reported a strong growth in our Net Income . Considering the emerging opportunities in the Global market and our unique business model, the future outlook looks as exciting as journey has been so far. Looking ahead, for the quarter ending June 2005, we expect our Revenue from Global IT services business to be approximately $395 million.”

Vivek Paul, Vice Chairman, said “The last quarter witnessed continued customer confidence in our wide portfolio of service lines. Strong sequential volume growth of 8.5% led to the highest ever addition in billed manmonths in a quarter. We saw healthy growth in the number of new customers as well as the deepening of our presence in existing customers, as we saw growth in the number of customer with revenue run rates greater than $1 million, $3million, $10 million and $20 million annualized. In terms of verticals, Telecom OEM and Finance Solutions sustained their momentum, while Embedded Systems & Product Engineering bounced back with a decent sequential growth. Our differentiated Testing Services continued to grow ahead of our overall growth rates. This broad -based growth resulted in Revenues of $375 million, ahead of our guidance of $370 million.”

Suresh Senapaty, Corporate Executive Vice President - Finance said, “We were able to significantly offset the pressure on Operating Margins arising from currency appreciation and decrease in price realizations through improvement in utilization, increased proportion of Offshore projects and continued operational improvements.”

Wipro Limited

Total Revenues for the year ended March 31, 2005, were Rs. 81.35 billion ($1.87 billion), representing a 39% increase over the corresponding period in the last year. Net Income for the year ended March 31, 2005 was Rs. 15.83 billion ($363 million), representing an increase of 58% over Net Income for the year ended March 31, 2004. Earnings Per Share was Rs. 22.76 ($0.52) for the year ended March 31, 2005, representing an increase of 58% over the Earnings Per Share of Rs. 14.40, for the corresponding period last year.

Total Revenues for the quarter ended March 31, 2005 were Rs.22.96 billion ($526 million), representing a 30% increase over the corresponding period in the previous year. Net Income was Rs. 4.47 billion ($103 million), representing an increase of 37% over the same period last year. Earnings per share was Rs. 6.40 ($0.15) for the quarter ended March 31, 2005, representing an increase of 36% over the earnings per share of Rs.4.69 for the quarter ended March 31, 2004.

Global IT Services and Products (75% of Revenues and 89% of Operating Income for year ended March 31, 2005)

Our Global IT Services and Products business segment recorded Revenue of Rs. 60.69. billion1 ($1.39 billion) for the year ended March 31, 2005, representing an increase of 39% over the same period last year. EBIT was Rs.15.83 billion ($ 363 million) for the year ended March 31, 2005, representing an increase of 70% over last year. Operating Income to Revenue for the year ended March 31, 2005 was 26.1%, representing an increase of approximately 4.8 percent from the year ended March 31, 2004. This increase was primarily due to improvement in price realization, increased utilization of professionals and lower Selling, General and Administrative costs, partially offset by currency exchange rate appreciation of the Rupee against the Dollar and an increase in compensation costs. Return on Capital Employed (ROCE) for the year was 60% compared to 44% for the year ended March 31, 2004.

We had 41,857 employees as of March 31, 2005, which includes 26,184 employees in IT Services business and 15,673 employees in Business Process Outsourcing (BPO) business. This represents a net addition of 13,355 people comprising of 6,982 in IT Services and 6,373 people in BPO for the year.

India and Asia-Pac IT Services and Products (16% of Revenue and 5% of Operating Income for year ended March 31, 2005)

Our India and Asia-Pac Services and Products business segment (Wipro Infotech) recorded Revenue of Rs. 13.39 billion ($307 million) for the year ended March 31, 2005, representing an increase of 42% over the year ended March 31, 2004. EBIT for the year ended March 31, 2005, was Rs. 970 million ($22 million), representing an increase of 27% over the previous year.

Operating Margin for the year ended March 31, 2005 was 7.2%, representing a decrease of approximately 0.8 percent compared to the year ended March 31, 2004. ROCE for the year was 52% compared to 49% for the year ended March 31, 2004.

[1]	Global IT Services & Products segment Revenues were Rs. 60.75 billion for the year ended March 31, 2005 under the Indian GAAP. The difference of Rs. 64 million ($ 1.5 million) is primarily attributable to difference in accounting standards for forward contracts under Indian GAAP and US GAAP.

Consumer Care & Lighting (6% of Revenue and 4% of Operating Income for year ended March 31, 2005)

Our Consumer Care & Lighting business segment recorded Revenue of Rs. 4.56 billion ($104 million) for the year ended March 31, 2005, representing a 28% increase over Revenue of Rs. 3.57 billion for the year ended March 31, 2004. EBIT was Rs. 671 million ($15 million) for the year ended March 31, 2005, representing a 23% increase over EBIT of Rs.546 million for the year ended March 31, 2004. ROCE for the year was 86% compared to 85% for the year ended March 31, 2004.

Our results for the year ended March 31, 2005, computed under Indian GAAP and US GAAP, along with individual business segment reports are available in the Investor Relations section of our website at www.wipro.com.

For the convenience of the reader, the amounts in Indian rupees in this release have been translated into United States dollars at the noon buying rate in New York City on March 31, 2005, for cable transfers in Indian rupees, as certified by the Federal Reserve Bank of New York which is $1=Rs.43.62. However, the realized exchange rate in our Global IT Services & Products segment for the quarter ended March 31, 2005 is $1=Rs.44.44

Quarterly Conference call
Wipro will hold conference calls today at 11:30 AM Indian Standard Time (2:00 AM US Eastern Time) and at 7:15 PM Indian Standard Time (9:45 AM US Eastern Time) to discuss the company’s performance for the quarter and answer questions sent to email ID:: Sridhar.ramasubbu@wipro.com An audio recording of the management discussions and the question and answer session will be available online and will be accessible in the Investor Relations section of the company website at www.wipro.com shortly after the live broadcast.

About Wipro Limited

We are the first PCMM Level 5 and SEI CMM Level 5 certified IT Services company globally. We provide comprehensive IT solutions and services, including systems integration, information systems outsourcing, package implementation, software application development and maintenance, and research and development services to corporations globally.

In the Indian market, we are a leader in providing IT solutions and services for the corporate segment in India offering system integration, network integration, software solutions and IT services. In the Asia Pacific and Middle East markets, we provide IT solutions and services for global corporations. We also have a profitable presence in niche market segments of consumer products and lighting.

Our ADSs are listed on the New York Stock Exchange, and our equity shares are listed in India on the Stock Exchange — Mumbai, and the National Stock Exchange, among others. For more information, please visit our websites at www.wipro.com and www.wiprocorporate.com

Forward-looking and cautionary statements

Certain statements in this release concerning our future growth prospects are forward-looking statements, which involve a number of risks, and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding fluctuations in earnings, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which we make strategic investments, withdrawal of fiscal governmental incentives, political instability, war, legal restrictions on raising capital or acquiring companies outside India, unauthorized use of our intellectual property and general economic conditions affecting our industry. Additional risks that could affect our future operating results are more fully described in our filings with the United States Securities and Exchange Commission. These filings are available at www.sec.gov. We may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company’s filings with the Securities and Exchange Commission and our reports to shareholders. We do not undertake to update any forward-looking statement that may be made from time to time by us or on our behalf.

# # #

(Tables to follow)

WIPRO LIMITED & SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(in millions, except per share data)

	Three Months Ended March 31					Year ended March 31
	2004		2005		2005	2004		2005		2005
					Convenience					Convenience
					translation into US$					translation into US$
	(Unaudited)		(Unaudited)		(Unaudited)					(Unaudited)
Revenues :
Global IT Services and Products
Services	Rs.	12,512	Rs.	16,464	$377	Rs.	43,343	Rs.	60,550	$1,388
Products		35		7	—		122		164	4
India and AsiaPac IT Services and Products
Services		990		1,423	33		3,109		4,709	108
Products		2,475		3,087	71		6,305		8,694	199
Consumer Care and Lighting		989		1,188	27		3,567		4,555	104
Others		613		789	18		1,987		2,681	61

Total		17,614		22,958	526		58,433		81,353	1,865

Cost of Revenues:
Global IT Services and Products
Services		8,032		10,567	242		27,853		38,372	880
Products		20		7	—		78		149	3
India and AsiaPac IT Services and Products
Services		528		834	19		1,661		2,679	61
Products		2,217		2,788	64		5,642		7,815	179
Consumer Care and Lighting		705		766	18		2,355		2,926	67
Others		434		623	14		1,411		1,914	44

Total		11,936		15,585	357		39,000		53,855	1,235

Gross profit		5,678		7,373	169		19,433		27,498	630
Operating expenses :
Selling and marketing expenses		(1,403)		(1,464)	(34)		(5,278)		(5,466)	(125)
General and administrative expenses		(696)		(1,054)	(24)		(3,172)		(3,744)	(86)
Research and development expenses		(63)		(72)	(2)		(232)		(274)	(6)
Amortization of intangible assets		(85)		(18)	—		(308)		(140)	(3)
Foreign exchange gains / (losses), net		176		195	4		377		(92)	(2)
Others, net		11		19	—		81		75	2

Operating Income		3,618		4,979	114		10,901		17,857	409
Loss on direct issue of stock by subsidiary		—		—	—		(206)		(207)	(5)
Other income, net		319		205	5		868		800	18
Equity in Earnings / (losses) of affiliates		101		25	1		96		158	4

Income before income taxes and minority interest		4,038		5,209	119		11,659		18,608	427
Income taxes		(761)		(722)	(17)		(1,611)		(2,694)	(62)
Minority interest		(23)		(14)	—		(56)		(81)	(2)

Net income	Rs.	3,254	Rs.	4,473	$103	Rs.	9,992	Rs.	15,833	$363

Earnings per equity share:
Basic		4.69		6.40	0.15		14.40		22.76	0.52
Diluted		4.68		6.35	0.15		14.39		22.58	0.52

Additional Information
Operating Income
Global IT Services & Products	Rs.	2,960	Rs.	4,352	$100	Rs.	9,300	Rs.	15,825	$363
India & AsiaPac IT Services & Products		382		373	9		761		970	22
Consumer Care & Lighting		136		176	4		546		671	15
Others		87		84	2		308		466	11
Reconciling Items		53		(6)	—		(14)		(75)	(2)

Total	RS.	3,618	Rs.	4,979	$114	Rs.	10,901	Rs.	17,857	$409

WIPRO LIMITED & SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS
(in millions, except share data and unless stated otherwise)

	As of March 31,
	2004		2005		2005
					Convenience
					translation into
					US$
					(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	Rs.	3,297	Rs.	5,671	$130
Accounts receivable, net of allowances		10,973		14,806	339
Costs and earnings in excess of billings on contracts in progress		2,100		2,740	63
Inventories		1,438		1,769	41
Investments in liquid and short-term mutual funds		18,479		22,957	526
Deferred income taxes		280		242	6
Other current assets		4,772		2,951	68

Total current assets		41,339		51,136	1,172

Property, plant and equipment, net		9,257		13,201	303
Investments in affiliates		619		769	18
Deferred income taxes		162		210	5
Intangible assets, net		223		363	8
Goodwill		5,369		5,615	129
Other assets		769		781	18

Total assets	Rs.	57,738	Rs.	72,075	$1,652

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Borrowings from banks	Rs.	969	Rs.	564	$13
Accounts Payable		2,733		3,713	85
Accrued expenses		2,665		3,882	89
Accrued employee cost		2,012		3,113	71
Advances from customers		963		1,280	29
Other current liabilities		1,348		2,135	49

Total current liabilities		10,690		14,687	337

Other liabilities		277		126	3

Total liabilities		10,967		14,813	340

Minority interest		407		533	12
Stockholders’ equity
Equity shares at Rs. 2 par value: 750,000,000 shares authorized; Issued and outstanding: 698,277,456 and 703,570,522 shares as of March 31, 2004 and 2005		465		1,407	32
Additional paid-in capital		7,177		13,273	304
Deferred stock compensation		(10)		(3,185)	(73)
Accumulated other comprehensive income / (loss)		919		96	2
Retained earnings		37,813		45,138	1,035
Equity shares held by a controlled Trust: 3,943,530 and 3,946,530 shares as of March 31, 2004 and 2005		*		*	*

Total stockholders’ equity		46,364		56,729	1,301

Total liabilities and stockholders’ equity	Rs.	57,738	Rs.	72,075	$1,652

* Equity shares held by a controlled trust	Rs.	(75,000)	Rs.	(75,000)	$(1,719)